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                                                                       EXHIBIT 6

                            GREENLIGHT CAPITAL, INC.

                            DISSIDENT PROXY CIRCULAR

      In Connection with the Annual and Special Meeting of Shareholders of

                              MI DEVELOPMENTS INC.

                            To be held on May 4, 2005

                     GREENLIGHT RECOMMENDS THAT SHAREHOLDERS

                                    VOTE FOR

  the resolution as to the spin-off or sale of the MI Developments Inc. ("MID")
                  interest in Magna Entertainment Inc. ("MEC")

 the resolution as to the conversion of MID into an income-oriented real estate vehicle.

                            Vote only the GREEN Proxy


This dissident's proxy circular ("Dissident Circular") has been prepared by Greenlight Capital, Inc. ("Greenlight").

Greenlight solicits GREEN proxies FOR the resolution proposed by Greenlight that MID consider alternatives for disposition and thereafter proceed with the disposition of its interest in MEC (the "MEC Separation Resolution"), and FOR the resolution to consider and, if deemed feasible, select the most appropriate method to convert MID to an income-oriented real estate investment vehicle (including a trust or an income participating security structure) (the "REIT Conversion Resolution"). The MEC Separation Resolution and the REIT Conversion Resolution are together referred to as the "Greenlight Resolutions". Please follow the instructions set forth under "General Proxy Information - Appointment of Proxies" in this proxy circular with respect to depositing a proxy.

YOU MAY SUPPORT THE GREENLIGHT RESOLUTIONS BY SIGNING, DATING AND MAILING THE GREEN FORM (THE "GREEN PROXY") IN THE ENVELOPE PROVIDED. EVEN IF YOU HAVE PREVIOUSLY DEPOSITED A PROXY OR GIVEN VOTING INSTRUCTIONS, YOU CAN REVOKE YOUR PREVIOUS PROXY OR VOTING INSTRUCTIONS BY SENDING IN A LATER-DATED PROXY OR VOTING INSTRUCTION FORM. SEE "HOW TO VOTE FOR THE GREENLIGHT RESOLUTIONS" (PAGE
5).

                                 April 14, 2005

                        YOUR VOTE IS EXTREMELY IMPORTANT
                           VOTE YOUR GREEN PROXY TODAY

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                                TABLE OF CONTENTS

TITLE                                                                                                           PAGE
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
NOTICE TO SHAREHOLDERS IN THE UNITED STATES.......................................................................4


STATEMENTS REGARDING FORWARD-LOOKING INFORMATION..................................................................4


DISSIDENT PROXY CIRCULAR..........................................................................................4


HOW TO VOTE FOR THE GREENLIGHT RESOLUTIONS........................................................................5


RATIONALE FOR THE GREENLIGHT RESOLUTIONS..........................................................................6

   Separation of MID and MEC......................................................................................6
   Conversion to a REIT...........................................................................................7
   MID's Recent Investor Presentation Misinterprets Greenlight's Proposals........................................7

FLAWED NATURE OF SPECIAL COMMITTEE PROCESS AND DELIBERATIONS......................................................8


SPECIAL COMMITTEE RECOMMENDATIONS  PROVIDE NO ECONOMIC JUSTIFICATION FOR "DO NOTHING" STANCE.....................10


OPPOSITION TO MEC SEPARATION RESOLUTION IS UNJUSTIFIED...........................................................12

   MID Has Misdescribed Its Own Corporate Strategy...............................................................12
   MEC Financing Needs Should Not Drive MID's Business Plans.....................................................13
   MEC Future Operational Improvements Are Speculative...........................................................14
   Whether or Not MEC is "Poised" for a Significant Increase in Value, a Separation Makes Sense..................15
   Post-Separation Selling Pressure Is Manageable................................................................15

OPPOSITION TO REIT CONVERSION RESOLUTION IS UNJUSTIFIED..........................................................16

   No Evidence of Loss of Tax Efficiency; MID Acknowledges Immediate Tax Benefit.................................16
   REIT Structure Provides Immediate Value.......................................................................18

MID DIRECTORS' RESPONSIBILITIES IN RESPONSE TO A FAVORABLE VOTE..................................................19


BACKGROUND TO THE GREENLIGHT RESOLUTIONS.........................................................................20


INFORMATION CONCERNING GREENLIGHT CAPITAL, INC...................................................................24


INFORMATION ON MI DEVELOPMENTS INC...............................................................................26

   Outstanding MID Shares and Principal Holders..................................................................26
   Executive Compensation, Indebtedness, Management Contracts and Equity Compensation Plans......................26
   Interests in Material Transactions............................................................................27


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
TITLE                                                                                                           PAGE
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
   Particulars of Matters to be Acted Upon at the Meeting........................................................27
   Auditor.......................................................................................................27

GENERAL PROXY INFORMATION........................................................................................27

   Appointment and Revocation of Proxies.........................................................................27
      Registered Holders.........................................................................................27
      Non-Registered Holders.....................................................................................28
      Revocation.................................................................................................29
   Voting of Proxies.............................................................................................30
   Solicitation of Proxies.......................................................................................30

SOURCE OF INFORMATION CONCERNING MID.............................................................................31


CERTIFICATE......................................................................................................32


SCHEDULE A  GREENLIGHT RESOLUTIONS...............................................................................33


SCHEDULE B INFORMATION REGARDING DIRECTORS AND OFFICERS OF GREENLIGHT............................................35



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                   NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This solicitation of proxies in the United States is made with respect to securities of a Canadian foreign private issuer and is thus exempt from the requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended. This solicitation is made in accordance with Canadian corporate and securities laws and this Dissident Circular has been prepared in accordance with disclosure requirements applicable only in Canada.

                STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Dissident Circular, including the information incorporated by reference, contains forward-looking statements with respect to MID. Forward-looking statements include, but are not limited to, statements with respect to expected revenues, tax treatment or liabilities, capital expenditures, currency fluctuations, requirements for additional capital, environmental risks, title disputes or claims and limitations on insurance coverage. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of MID to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Greenlight has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

                            DISSIDENT PROXY CIRCULAR

This Dissident Circular and the accompanying GREEN form of proxy or voting instructions are furnished in connection with the SOLICITATION BY AND ON BEHALF OF GREENLIGHT of proxies to be used at the Annual and Special Meeting of shareholders of MID to be held at Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario, Canada, at 10:00 a.m. (Toronto time) on Wednesday, May 4, 2005 and at any and all adjournments or postponements thereof (the "Meeting"). Greenlight will bear all costs associated with the preparation and mailing of this Dissident Circular and the accompanying form of proxy, as well as the cost of the solicitation of proxies. The solicitation will be conducted primarily by mail; however, officers and regular employees of Greenlight may also directly solicit proxies (but not for additional compensation) personally, by telephone, by internet, facsimile and by other means of electronic transmission. In addition, Greenlight has retained D.F. King & Co., Inc. to assist with the solicitation of proxies, for which Greenlight will pay fees of approximately $30,000 plus customary out-of-pocket expenses. Banks, brokerage houses and other custodians and nominees or fiduciaries will be

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                                     - 5 -


requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and Greenlight or its agent has sent these materials directly to you, your name and address and information about your holding of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

All amounts referred to in this Circular are presented in United States dollars, unless otherwise noted.

You recently received a management information circular dated April 4, 2005 (the "MID Meeting Circular") from the directors and management of MID soliciting proxies in respect of the Greenlight Resolutions. The full text of the Greenlight Resolutions is set forth in Schedule "A" to this Dissident Circular. CAPITALIZED TERMS NOT DEFINED IN THIS DISSIDENT CIRCULAR HAVE THE MEANINGS ASCRIBED TO THEM IN THE MID MEETING CIRCULAR.

These resolutions to be voted on at the Meeting are described in more detail in this Dissident Circular under "Rationale for the Greenlight Resolutions".

In order to be approved, the Greenlight Resolutions must be passed by the affirmative vote of a majority of the votes cast by holders (the "MID Shareholders") of MID Class A Subordinate Voting Shares ("Class A Shares") and MID Class B Shares in person or represented by proxy at the Meeting.


               Greenlight is soliciting GREEN forms of proxy from
                        MID Shareholders to vote FOR the
                             Greenlight Resolutions.

             If you have any questions or need assistance in voting
            your shares, please call the firm assisting Greenlight in
                          the solicitation of proxies:

                              D.F. King & Co., Inc.
                     Banks and Brokers call: 1-212-269-5550
                    All others call toll free: 1-888-644-6071

                   HOW TO VOTE FOR THE GREENLIGHT RESOLUTIONS

If you support the Greenlight Resolutions, you may vote FOR the Greenlight Resolutions by following the instructions under "General Proxy Information - Appointment and Revocation of Proxies" in this Dissident Circular. If you have already sent in a proxy voting against the Greenlight Resolutions, you may revoke it by sending in a GREEN proxy solicited by Greenlight under this Dissident Circular.


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                                     - 6 -


If you are a registered shareholder of MID, please refer to "General Proxy Information - Appointment and Revocation of Proxies - Registered Holders" in this Dissident Circular for important information about the appointment and revocation of proxies and for instructions on completing and returning proxy forms.

If your MID Shares are not registered in your name and are held in the name of your broker on your behalf, please refer to "General Proxy Information - Appointment and Revocation of Proxies - Non-Registered Holders" in this Dissident Circular for important information about the appointment and revocation of proxies and for instructions on completing and returning proxy forms.

                    RATIONALE FOR THE GREENLIGHT RESOLUTIONS

To bring the Greenlight Resolutions before MID Shareholders, Greenlight has been forced to require MID to hold the Meeting. The events leading to Greenlight's request that the Meeting be held have been described in our letter to the MID Board and our 13D/A filing with the U.S. Securities and Exchange Commission of January 18, 2005.

In summary, we believe that to unlock MID's potential value, MID must spin-off or dispose of its interest in MEC, achieve a more income-oriented structure for MID and, after adoption of such a structure, commence paying sizable quarterly dividends. The Greenlight Resolutions directly address Greenlight's rationale as follows:

SEPARATION OF MID AND MEC

We believe that the separation of MEC from MID will:

     o restore MID's exclusive focus on stable industrial and commercial properties that create a low-risk, high value-added, steady cash flow investment;

     o instil investor confidence in management and its ability to execute on its strategy for MID's core real estate business without the distraction of MEC's growth plans;

     o reduce uncertainty about MEC's future among its public shareholder base;

     o    improve MID's corporate debt rating;

     o    improve MEC's trading liquidity; and

     o    improve MEC's access to capital.

Diversifying the ownership of voting interests in MEC among numerous public MID Shareholders will strengthen MEC's ability to attract third-party financing and strategic relationships on favourable terms. Arguably, the best way to "maximize the value of the Company's investment in MEC" is to set it free.

MID's trading price is adversely affected by a "holding company discount" for its MEC investment. MID has acknowledged the discount in its investor presentation of April 11, 2005 (the "Investor Presentation") and projects that this discount will persist indefinitely. Separating MID and MEC will eliminate the discount and unlock the value for MID Shareholders.


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                                     - 7 -


CONVERSION TO A REIT

MID's conversion to an income-oriented real estate investment vehicle (including a trust or an income participating security structure) (a "REIT") would promote further value enhancement. A REIT structure for MID:

     o    would save cash taxes immediately;

     o would optimize MID's capital structure by adding debt to lever its steady cash flows and immediately increase return on equity;

     o is conducive to frequent and relatively stable distributions of substantial operating cash flows from its underlying business in a tax efficient manner;

     o would increase the MID investor base to include traditional "income" investors that have avoided MID given both the MEC ownership and the existing tax structure; and

     o would garner significant interest within Canada given its size (MID would represent one of the largest such entities in Canada).

The overall value creation that will result from conversion will further enhance MID's reputation in the marketplace and will have the additional benefit of allowing the company better access to capital markets for its own future growth initiatives. As an additional consideration, MID's management and the Board of Directors would be prevented from misusing the capital ultimately owned by its economic stakeholders to pursue the desires of its controlling shareholder in a non-core business.

MID'S RECENT INVESTOR PRESENTATION MISINTERPRETS GREENLIGHT'S PROPOSALS

MID misinterprets our proposals when it suggests in the Investor Presentation that our financial analysis "closes the gap between MID's share price and NAV primarily through an immediate $518 million share buyback funded with debt, and not through conversion of MID to a REIT or a spin-off of MEC." The incorrect implication is that the benefits from our proposals can be achieved by simply implementing a series of mechanical steps to increase leverage, while avoiding the proposed MEC separation and REIT conversion.

In fact, our proposals envisage value accretion as a result of the change of governance, management focus on MID's core real estate business, and overall permanent structural benefits that would result from the separation of MID and MEC and the adoption of an income-oriented structure. Simply increasing leverage through a share buyback would fail to recognize or implement the real steps necessary to unlock long-term value for shareholders:

     o Restoring MID's exclusive focus on stable industrial and commercial properties that create a low-risk, high value-added, steady cash flow investment;

     o Instilling investor confidence in management and its ability to execute on its strategy for MID's core real estate business without the distraction of MEC's growth plans; and

     o Establishing the discipline of regular, substantial and relatively stable distributions of operating cash flows from its underlying business in a tax efficient manner.


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                                     - 8 -


Simply put, our proposals put in place safeguards so that MID's core real estate cash flows will wind up in the hands of its shareholders and not in loss-generating projects at MEC. A share repurchase simply illustrates the value creation that could be achieved equally through a substantial dividend or through low-risk, high-return real estate investments.

MID states in its Investor Presentation that "accessing capital markets solely for the purpose of funding a significant share buyback would be difficult and could negatively impact MID's corporate debt ratings and future financial flexibility". The Board is unfortunately relying on scare tactics here. Ironically, it is MID's investment in MEC that has had negative impact on the corporate debt ratings:

         "The reasons for the downgrade are the poor performance of Magna Entertainment Corp.,... MI Developments' ownership stake in MEC, its close ties to Magna International Inc., its former parent and their common control, create the potential of conflicts of interest and are additional risks... MOODY'S SEES MI DEVELOPMENTS' INVESTMENTS IN AND WITH MEC AS SIGNIFICANTLY INCREASING RISK VERSUS THE COMPANY'S STANDALONE RISK PROFILE." - Merri S. Frankel, Moody's, December 6, 2004. [emphasis added]

         "Analyst Bob Maxwell from Dominion Bond Rating Service stated, 'From our perspective, the further [MID gets] from their relatively stable industrial portfolio, that will have negative pressure on the rating.' [DBRS] had put the company under review with negative implications during the summer because it believed MID [would] continue to pursue direct investments in either participating with MEC or by other means that could result in MID getting into more investments in more risky assets." - The Canadian Press, September 16, 2004.

Separating MEC from MID would therefore actually have a positive effect on MID's credit rating, permitting borrowing for higher-return investments and returning capital to shareholders.

          FLAWED NATURE OF SPECIAL COMMITTEE PROCESS AND DELIBERATIONS

The Special Committee has been in place since January 2004, with the two of its current three members having served on it since its inception. The mandate of the Special Committee was originally to consider proposed transactions between MID and MEC or other Magna companies. In carrying out its mandate, the orientation of the Special Committee, as confirmed by the MID Meeting Circular, has been to consistently facilitate transactions between MID and MEC. For example, as stated in the MID Meeting Circular, "On March 8, 2004, in the context of reviewing potential transactions with MEC, there was discussion among the members of the Special Committee as to whether a privatization of MEC should be considered as an alternative to MID's involvement in MEC's developments on a project-by-project basis."

In December 2004, while Greenlight was attempting to discuss its value-creating proposals with the management of MID, the Special Committee was engaged with MID management in a process that led to the approval of MID's provision of $192 million in construction loan facilities to MEC subsidiaries that own and operate two racetracks (the "Project Financings"). According to the MID Meeting Circular, in making its recommendation to the Board, the Special

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Committee "specifically concluded that the Project Financings would not affect
MID's ability to pursue its core Real Estate Business or limit the options available to MID in respect of its investment in MEC."

We find this basis for recommending a significant financing to be troubling for several reasons. First, the recommendation does not appear to be motivated by a conviction that it will maximize MID's value. Second, the recommendation appears to treat a portion of MID's cash resources as unneeded surplus that MID will not miss and is therefore available to MEC. In reality, the Project Financings apply resources at the expense of other value-enhancing core real estate investments. Third, no mention was made of having engaged any expert advice in forming the recommendation. The Project Financing was in effect treated as a fait accompli unworthy of exacting review by an independent advisor. Fourth, despite the fact that MID became a significant creditor of MEC through the Project Financings, the Special Committee concluded that the loan would not "limit the options available to MID in respect of its investment in MEC." However, it is obvious that a creditor with a significant equity interest in a borrower behaves, and has an incentive to behave, quite differently than a party that is only a creditor.

As involved as the Special Committee has reportedly been in evaluating fund flows from MID to MEC, the Committee has never agreed to talk to us. Neither Mr. Stronach nor Mr. Mills who each sit on the boards of directors of both MID and MEC ever found it appropriate to include the Special Committee in any of the discussions with us. At a time when the Special Committee was presumably deeply involved in the Project Financing discussions, neither Mr. Stronach nor Mr. Mills ever referred our proposals for consideration by the Special Committee. It was not until January 31, 2005, well after our requisition for the Board of Directors to call a shareholder meeting, that the mandate of the Special Committee was expanded to include the Initial Proposal first presented to MID the prior October.

The MID Meeting Circular reports that the Special Committee met formally ten times in the period following the receipt of our requisition and that there were numerous meetings between the Special Committee's financial and legal advisors, MID management, MID's financial and legal advisors and management of MEC. The closed circle of meetings between the Special Committee and the management of both MEC and MID underlines the flawed and slanted nature of these deliberations. They reflect a pattern established over many months in which the Special Committee served as an intermediary between MID management and MEC management rather than as a truly independent committee of MID directors. Requests from Greenlight and its advisors to meet with the Special Committee were dismissed with consequential distortion of our proposals in the Investor Presentation. The process followed by the Special Committee consisted of repeated meetings of persons whose only history is of approving transactions that bring or attempt to bring MEC and MID closer. The Special Committee history since January 2004 and the repeated acquiescence by the Special Committee in dubious transactions between MID and MEC made it highly unlikely from the outset that the Special Committee would ever deviate in its recommendations from its historical stance. Its history made it impossible to bring a genuinely independent judgment to bear on the matters dealt with in the requisition. Mr. Stronach's expressed willingness (discussed below under "BACKGROUND TO THE GREENLIGHT RESOLUTIONS") to replace any Board that eliminates MID's control over MEC seriously inhibits an independent examination of the MEC Separation Resolution.

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                                     - 10 -


                        SPECIAL COMMITTEE RECOMMENDATIONS
            PROVIDE NO ECONOMIC JUSTIFICATION FOR "DO NOTHING" STANCE

Though the Investor Presentation should contain information that allows MID Shareholders to meaningfully compare the financial impact of implementing Greenlight's proposals to the financial impact of MID's "do nothing" stance, it does not. Rather, it distorts and misinterprets our proposals.

Greenlight's January 18, 2005 letter to the Board of Directors gave a detailed analysis of the value creation that would result from adopting its proposals:

         "....We believe that the market has historically failed by wide margins to adequately value MID as a result of the following factors: (1) a holding company discount associated with MID's holding of MEC stock;
         (2) investor skepticism as to the logic of diverting MID's stable, low risk cash flows to finance the riskier, and very different, business of MEC; (3) the market's perception that MID's stable cash flows and strong balance sheet will be used to subsidize MEC on terms that are unfavorable to MID Shareholders, including the risk of throwing good money after bad, justified by the flawed logic that MID already has a vested interest in MEC; and (4) an inefficient tax and shareholder structure due to MID's current status as a taxable corporation rather than a REIT. MID management's consistent public acknowledgment of a "discount" inherent in its valuation also validates and reinforces entrenched investor scepticism regarding its structure.

         ....In estimating the value of MID, we employed several valuation methodologies, all of which support Greenlight's long held view that the underlying value of MID stock is significantly greater than current market price. This valuation work, which we completed with the assistance and expertise of Lazard, included the following analyses of MID, excluding the value of its stake in MEC: i) discounted cash flow analysis of MID's revenue derived from real estate leases; ii) an analysis based on leverage-adjusted comparable funds from operations
         (FFO) multiples; iii) net asset value (NAV) analysis, whereby a range of appropriate capitalization rates are applied to MID's net operating income; and iv) a leveraged buyout (LBO) analysis based on a range of internal rates of return acceptable to financial buyers and contemplating the use of MID's significant debt capacity.

         In addition to our valuation work for MID, we also analyzed the potential value of MEC with Lazard's assistance. In light of MEC's inconsistent operating metrics, its value can most easily be estimated by combining the separate values allocated to the racing, real estate, and gaming components of its business (probability adjusted for potential slot legalization in the U.S.). This analysis is conservative, as it does not capture the potential for a control premium in a private transaction. Such a premium could be considerable given the significant potential interest in MEC from strategic industry buyers.


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                                     - 11 -


         Based upon this work, and Lazard's analysis, we have determined that MID (inclusive of its stake in MEC) conservatively has a value in excess of US$40 per share, representing a premium of at least 34%(1) to the current stock price."

The marketplace recognizes that adoption of our proposals would be a favourable strategy for MID. The MID Class A Share trading price increased 11.1% after January 18, 2005 (the day prior to our requisition of a shareholder meeting) to close at $33.54 on February 8, 2005 (the day after MID announced it would consider the Greenlight proposals). Correspondingly, the trading price of MID's Class A Shares declined 3.2% in the day following the filing of the MID Meeting Circular, reflecting shareholder disagreement with the response of MID. We believe that the share price decline has been moderated by the continuing hope among holders of Class A Shares that the Greenlight proposals will prevail.

The Special Committee has made much of the 57% appreciation in MID shares since the spin-off and believes the shares already trade at a value comparable to peers. Putting aside various analytical errors in the Special Committee's calculations, the fact remains that most of the outperformance has occurred since Greenlight stood up for shareholders by opposing the MEC privatization on August 10, 2004. Specifically, MID shares appreciated 19.3% in the year from the initial spin-off through August 10, 2004 and an additional 39.6% in the eight months through April 1, 2005 when the Board announced its recommendation against the proposals.

We also believe that the MID's Class A Shares would suffer a substantial decrease in trading price if our efforts were ultimately to fail. Analysts are currently valuing MID based on the likelihood that MID implements the proposals:

      "Based on [MID's] decision to 1) agree to set the shareholder meeting and
      2) take seriously Greenlight Capital's two proposals by hiring advisors, we believe there is reason to have some increased optimism in [MID] ultimately enacting one or both of the two value-creation initiatives. For this reason, we will start assigning a level of probability of successful implementation of the two initiatives. At this point, we feel a 20% probability is justified." - Sam Damiani, TD Newcrest, February 7, 2005.

      "While we agree with Greenlight's contention that a conversion to a REIT could surface up to 30% in additional value, we think that Frank Stronach's voting control is an impediment. We arrive at our short-term value by applying an 80% probability to the status quo scenario ($29.15/share target price) and a 20% probability to successful REIT conversion ($40.00/share potential price)." - Himalaya Jain, Scotia Capital, January 20, 2005.

If MID, a company which has said it "listens to shareholders", were to maintain the financial linkage between MID and MEC and the current corporate structure in the face of both the poor performance of MEC and public shareholder support for change, shareholder expectations would not have been met.

--------
(1) This represented a premium of 34% compared to the closing price for Class A Shares on the NYSE as of January 14, 2005 and compares to a premium of 32% compared to the closing price of $30.31 on the NYSE on April 13, 2005.

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                                     - 12 -


In its Investor Presentation, MID management deliberately understates the potential value of MID and, therefore, the value-creation potential of the Greenlight proposals. In quantifying MID's potential value, MID notes that the applied capitalization rates and funds from operations ("FFO") multiples significantly impact the financial analysis. We agree. But the estimated FFO and AFFO multiples for 2005 of 11.0x and 11.1x, respectively, that MID has used to conclude that MID is "already valued consistent with its peers" imply a capitalization rate of 12%(2), which is much too high given the current market for industrial REITs, not to mention the quality of MID's tenancies, average lease lengths and rent escalators. Indeed, MID itself used a significantly lower capitalization rate of 9% in its valuation of MID in its November 2003 investor presentation. The result of this change in methodology is to depress MID's valuation by approximately $8 per share. MID created shareholder expectations of value on one basis and now must disguise the fact that it is no longer willing to honour those expectations, hence the imposition, unexplained, of this new valuation methodology. The analysis also fails to give credit to MID for the value of its non-income producing assets, which include its development properties, the value of MEC loans outstanding, and net cash in excess of debt. This error depresses MID's valuation by approximately $4 per share. In addition, MID applies a 25% holding company discount for its interest in MEC, which depresses MID's valuation by another $2 per share. MID's use of a 25% "holding company discount" for its interest in MEC is a clear recognition of the potential value that could be immediately realized in separating MID and MEC.

If MID wanted to fairly measure whether shareholder expectations were being met through its present strategy, it would have applied the MID valuation methodology of November 2003 to its current financial statements. Had it done so, it would have concluded that MID is worth in excess of $44 per share today and is consequently trading at a valuation significantly below its peers. Had MID consistently applied its valuation methodology, it would have been evident to the Board that shareholder expectations of value were not being met.

             OPPOSITION TO MEC SEPARATION RESOLUTION IS UNJUSTIFIED

In the MID Meeting Circular, the Special Committee has attempted to justify its recommendation to vote against our MEC Separation Resolution on five grounds. We disagree with each.

MID HAS MISDESCRIBED ITS OWN CORPORATE STRATEGY

The MID Meeting Circular selectively quotes from historical disclosure with regard to MID's stake in MEC, calling it "a strategic investment" and reminding shareholders that MID's spin-off prospectus gave MID the flexibility to finance MEC, even though shareholders were simultaneously reassured that MID had "no current plans to do so."

Shareholder expectations have always been based on MID's core business. The spin-off prospectus is clear on this point: "The primary objective of our real estate business is to increase cash flow from operations, net income and the value of our real estate assets in order to maximize the return on our shareholders' equity over the long term." MID management repeatedly reinforced these messages in investor calls. Given MEC's consistent track record of

-------
(2) Calculated by dividing MID's annualized lease stream as of December 31, 2004 of $141.9 million or $2.94 per share by the $24.79 implied valuation of its Real Estate Business on page 14 of MID's Investor Presentation.

generating significant losses that have wiped out MID's real estate profits, we find it disingenuous and entirely at odds with shareholder expectations to argue that the continued financing of these losses with MID cash flows or debt in any way serves these purposes.

Indeed, devoting financial resources to MEC is entirely inconsistent with the rationale given in the spin-off prospectus for MID's initial spin-off, namely:
"broadening its real estate holdings, diversifying its income producing portfolio and seeking development and other opportunities with parties other than Magna." [emphasis added].

MEC's perennial losses, high management turnover and vehement shareholder opposition to MID increasing its investment in MEC all demonstrate that MEC should not receive continuing MID support and should certainly not be subsidized by MID for the foreseeable future.

MEC FINANCING NEEDS SHOULD NOT DRIVE MID'S BUSINESS PLANS

The MID Meeting Circular notes MEC's four-year history of losses and concedes that MEC "will require substantial capital to fund its planned operations and implement its strategic plan." The MID Meeting Circular asserts that "the Special Committee believes that it would not, at this time, be in the best interest of MID to make a capital infusion into MEC of the magnitude required by MEC's business plan in order to facilitate a spin-off." The Special Committee failed to quantify for shareholders the amount of the significant capital infusion required to support MEC's business plan.

The MID Meeting Circular also suggests that "the terms of any financing that MEC might be able to raise in such circumstances would likely be significantly disadvantageous to MEC and its shareholders (including MID Shareholders who would receive MEC shares if it were spun off)." In effect, the Special Committee is saying that MEC is too risky for MID to fund. The Special Committee's recommendation in the face of this demonstrably precarious MEC business case is to throw good money after bad by funding MEC in an incremental, open-ended and, if necessary, subsidized fashion.

The Special Committee is really recommending that MID continue to subsidize MEC by offering financing at below-market rates. The Investor Presentation acknowledges on page 23 that "If MEC is able to obtain favourable third-party funding, MID's future funding of MEC would be reduced." MID is evidently MEC's "banker of last resort". The Special Committee's logic is simply that what is good for MEC must be good for MID. We strongly disagree with this circular thinking.

MEC has become the tail wagging the MID dog. Yet MEC is just one of many vehicles available to MID for making real estate investments. MID's investment in MEC is one that should be compared to alternative investments on their respective merits. We are not aware of any practice at MID of making such comparisons. Instead, the desire to stem value depletion in MEC seems to drive MID's decision-making (and that of the Special Committee) without sufficient inquiry as to the expected returns from this investment relative to others.

MEC FUTURE OPERATIONAL IMPROVEMENTS ARE SPECULATIVE

The Special Committee attempts to reassure us that "MEC has undertaken an extensive review of its business plan and has identified cost-cutting and other operational initiatives to improve short-term operating results." It notes the influx of new executive management committee members whose mandate includes "(i) assessing and improving the performance of operations, (ii) reducing corporate overhead, (iii) facilitating the disposition of non-core assets, (iv) implementing guidelines concerning expenditures, and (v) reviewing and facilitating strategic transactions, including joint venture and financing proposals." These studies and management changes effectively concede that financial controls, discipline and expertise have been lacking historically at MEC and that insufficient attention has been given to cost containment. However, the Special Committee would have us take it on faith that the corner has been turned.

While on their face these initiatives may be warranted, words do not provide much comfort in the face of MEC's historical pattern of similar commitments followed by aggressive spending to expand its portfolio of properties with limited regard for financial performance. As illustrated by the following public pronouncements by MEC from prior years, MEC management have repeatedly made promises to implement cost cutting measures and operational "action plans" to increase MEC's profitability. However, improvements that are actually reflected in profitability have yet to be seen.

         "The performance improvement plans that we have initiated at our existing facilities, together with the impact of a full year of operations at the racetracks acquired during 2000 and the addition of the business to be acquired from Ladbroke, will result in earnings growth in 2001 and beyond." - MEC Results for fourth quarter and fiscal year ended December 31, 2000, dated February 19, 2001.

         "...We had expected to make greater progress with respect to increasing revenues and reducing costs by this point in time. In view of these results, we have developed an aggressive multi-part action plan aimed at improving our future financial results. ...We believe that these one-time items (costs associated with action plan) will be more than offset in 2004 by the annual profit improvement arising from our multi-part action plan." - MEC Results for third quarter ended September 30, 2003, dated October 30, 2003.

In addition, the following extract from a recent research report reflects MEC's resultant weak credibility in the marketplace:

         "Given the continued substantial operating losses, no track record, no guidance on earnings performance or budgeted costs and numerous initiatives underway, we have a very low level of confidence in our forecast." - Michael Smith, National Bank Financial, February 24, 2005.

MID's Investor Presentation extols the role MID can play in "providing financial discipline to assist MEC in achieving operational efficiencies." MID fails to explain why MEC cannot itself supply that discipline or why MID has not supplied it historically. Furthermore, MEC is less likely to develop financial discipline while MID is playing the role of sugar daddy.

WHETHER OR NOT MEC IS "POISED" FOR A SIGNIFICANT INCREASE IN VALUE, A SEPARATION MAKES SENSE

The Special Committee asserts "that MEC is poised for a significant increase in value as: (i) the opportunity for expansion of MEC's gaming operations is increasing with facilitating legislation now progressing in a number of jurisdictions in the United States in which MEC has operations, (ii) various wagering technologies in which MEC has invested mature, (iii) facilities that have been the subject of capital expenditure programs begin to operate on an expanded scale, and (iv) the development potential of underutilized lands is realized." They go on to state that "it is unlikely that (i) the market would fully reflect the potential value from these nascent opportunities in MEC's share price if MEC were spun off at this time, or (ii) MID would fully realize this potential value or an appropriate return on its investment in MEC from a sale of its interest in MEC to a potential purchaser of MEC at this time."

The Special Committee has not attempted to reconcile its view that MEC is poised for significant value accretion with the equally forceful assertion that MEC cannot finance on reasonable terms because this same value accretion is not imminent. Nonetheless, we believe that separation of MEC from MID by way of spin-off will not destroy any value at MEC. In a spin-off, MID Shareholders will make their own determination as to whether MEC is poised for a significant increase in value. MID Shareholders who wish to participate in the MEC opportunity will simply hold their MEC shares.

POST-SEPARATION SELLING PRESSURE IS MANAGEABLE

The Special Committee refers to its financial advisor's concern regarding anticipated "downward pressure on MEC's trading price for some period of time if MID Shareholders seek to dispose of a significant number of their MEC shares received on the spin-off over the same time period." This concern is overblown. Numerous precedents exist where companies have spun-off subsidiaries and successfully managed any "churn" in the shares through investor marketing programs. Furthermore, we believe that a spin-off may improve MEC's access to capital. We believe that MEC's Board and management will have more flexibility to pursue its plan, access third party financial investment, and entertain value-enhancing opportunities with strategic partners if the MEC Class B shares are distributed to public MID Shareholders. The elimination of Mr. Stronach's indirect voting control would free management to do so, enhancing trading levels. This would also increase MEC's attractiveness to strategic investors.

We find it curious that the Special Committee expressed concern for MEC's trading price. At the same time, it appears that they have paid little or no attention to MID's trading price, which should be of greater concern. We believe that if our proposals were implemented, MID's share price would rise, and if we were ultimately to fail, MID's share price would fall. There is no evidence that the Special Committee evaluated the likely impact on MID's share price of the acceptance or rejection of our proposals.

             OPPOSITION TO REIT CONVERSION RESOLUTION IS UNJUSTIFIED

MID is unable to identify substantial negatives with Greenlight's REIT conversion proposal. In fact, by adopting a new income-oriented structure, MID would confer immediate benefits on shareholders that they would have to wait years for under MID's "do nothing" scenario. The very adoption of an income-oriented structure would permit MID to incur immediate tax deductible leverage without affecting future capacity to add leverage through capital expenditure, share buy-backs or other business requirements. In the MID Meeting Circular, the Special Committee's recommendation to vote against Greenlight's REIT Conversion Resolution is premised on two points. Greenlight disagrees with both as explained below. In addition, in its comparison of the impact of our proposals with its "do nothing" proposal in the Investor Presentation, the Special Committee claims that MID will reach a similar valuation on a present value basis by 2009, but neglects to take into account the extra benefits MID Shareholders would receive immediately through increased dividends under the REIT conversion.

NO EVIDENCE OF LOSS OF TAX EFFICIENCY; MID ACKNOWLEDGES IMMEDIATE TAX BENEFIT

The MID Meeting Circular makes reference to "global tax efficiencies that are available to MID because, among other things, MID is a Canadian corporation and is related to Magna and MEC", implying that these efficiencies could be lost upon the conversion to a REIT. Irrespective of the form of the conversion, we believe that MID's foreign operations could continue to be held in corporate form and through a Canadian company, and note that most public income funds and REITs hold their foreign operations in this manner. On that basis, and given the fact that the Greenlight Resolutions do not address the dual-class voting structure, any inference of a loss of tax efficiencies is unwarranted. Further, these global tax efficiencies likely relate to the Canadian tax treatment of income from foreign operations, and not the tax payable in the foreign operating jurisdictions. With a more tax-efficient structure in Canada, there may be less need to rely on tax planning that is premised on the relationship between MID and Magna.

The Special Committee argues that no material tax benefit would be achieved by the conversion of MID into a REIT that could not otherwise be achieved by MID in its current form. They state that "while there would likely be an immediate limited incremental tax benefit from the conversion of MID into a REIT or similar structure, this comparative advantage will be almost entirely eliminated upon MID incurring approximately $150 million of additional debt. MID would need to incur significantly more than $150 million of additional debt to achieve the targeted 35% debt to capitalization ratio that the Special Committee and the Board are recommending."

In fact, the Special Committee has conceded that there would be an incremental tax benefit to a REIT conversion. Their analysis of the benefit elimination as a result of increased leverage, however, is suspect. They give no credit for a return on the use of proceeds of the $150 million of additional debt. Quite simply, adding leverage does not reduce taxes if the return on the borrowed proceeds exceeds the cost of borrowing. In fact, the extra return creates extra profit - a good thing - but also creates additional taxes.

In their comparative analysis of corporate and REIT taxes, MID claims that a REIT structure would only generate a $3 million incremental cash tax benefit. This assertion is inaccurate. In the table they present on page 12 of the Investor Presentation comparing cash taxes of a C-Corp vs. a REIT, the build-up to cash taxes for the C-Corp includes the benefit of a $5 million tax shield associated with annualized interest expense in connection with the CAD$265 million Senior Unsecured Debentures issued in December. However, despite MID's use of a 10% return on assumed leverage as part of the return on equity analysis on page 29 of the Investor Presentation, its tax analysis fails to capture the impact of any return on the CAD$265 million of assumed leverage. Using MID's cash tax rate and return assumptions, the table below is an accurate reflection of the comparative tax benefit of a REIT structure:

                                CASH TAX ANALYSIS

($ IN MILLIONS)
                                                                            C-CORP       REIT       DIFFERENCE
                                                                            ------       ----       ----------
Foreign                                                                       8.0         8.0            -
Canadian                                                                      8.0           -          8.0
                                                                            -----        ----        -----
2004 Cash Tax                                                                16.0         8.0          8.0
Pro Forma Tax Shield of Interest Expense                                     (5.0)          -         (5.0)
Pro Forma Taxes Payable on 10% Return on C$265 million Debentures             8.3           -          8.3
                                                                            -----        ----        -----
Cash Tax                                                                     19.3         8.0         11.3


Rather than a mere $3 million difference between the two structures, our analysis indicates an $11.3 million difference. In fact, adding an additional $150 million of leverage would add another $1 to $2 million to the tax burden. As MID increases its leverage, the tax benefits of the REIT conversion increase.

MID also fails to acknowledge that a REIT structure has the effect of permanently sheltering domestic cash taxes, while the current corporate structure provides only temporary tax relief. The current structure requires continued use of tax management strategies, which can do no more than delay the inevitable date of cash taxability. Investors will not give full credit to temporary delays in tax payments.

A REIT conversion provides a unique opportunity to incur tax-deductible leverage (i.e., debt the interest on which is deductible for tax purposes). In contrast, interest on debt incurred by a corporation to fund distributions to shareholders is deductible only where the corporation has certain attributes (for example, retained earnings where the distribution is a dividend). Moreover, the opportunities to create leverage to fund capital expenditures and returning capital to shareholders, as identified in the MID Meeting Circular, would also exist in a REIT.

The reality is that a REIT structure, after the initial assumption of debt, would reduce MID's financial flexibility to subsidize MEC's business, something the Special Committee is evidently unwilling to consider. Instead, MID management and the Special Committee are forcing the company into a closer financial relationship with MEC, despite the strong shareholder opposition to closer ties which only months ago caused the abandonment of the Proposed Privatization.

REIT STRUCTURE PROVIDES IMMEDIATE VALUE

In the MID Meeting Circular, the Special Committee suggests that a Canadian REIT structure is not required to increase MID's leverage or to allow MID to distribute a significant portion of free cash flow to its shareholders (unlike its U.S. counterpart). Nonetheless, MID would distribute a much greater portion of its free cash flow to its shareholders under a REIT structure than under its current form. MID has made much of its recent 60% increase in its dividend to $0.60 per share. This token measure has only the reluctant support of Mr. Stronach. Given Mr. Stronach's trivial economic stake in MID, it is not surprising that he is not enthusiastic about increasing the dividend at the expense of reducing potential funding at MEC. However, in a REIT structure there would be an expectation in the marketplace that MID would raise the dividend rate by an additional 300 to 400% to be in line with other Canadian REITs' payout policies.

MID's vague reference to "the ongoing limitations associated with a conversion of MID into a REIT or similar structure" requires further explanation by the Special Committee. We are unaware of any practical ongoing limitations associated with the conversion to a REIT or similar structure. If they are referring to the implied requirement to distribute more cash to shareholders, we view this as benefit. The reference may also be to limitations associated with non-resident ownership of mutual fund trusts, which is also mentioned in the Investor Presentation. As recognized in the Investor Presentation, there are structures available to which these limitations do not apply. Our advisors also presented to the Special Committee advisors other alternatives to overcome this limitation, even for a conventional Canadian REIT structure.

MID also suggests that there is "no legal requirement for Canadian REITs that would compel MID to maintain any specific level of distributions to shareholders". Comparable US REITs are required to payout 95% of their taxable income in dividends and Canadian REITs tend to payout, at a minimum, 80% of distributable income in the form of dividends to shareholders. Though not a specific legal requirement, MID would be compelled by market expectations to adopt a similar level of discipline and distribute income in line with comparable REITs in order to maintain a favorable valuation.

The Special Committee's refusal to engage in meaningful discussions with us, coupled with the superficial exchange that occurred among advisors on February 17, have produced a misunderstanding of our proposals. The Investor Presentation illustrates this and could have been avoided had the Special Committee agreed to involve us in their deliberations. In any event, we find it difficult to believe the messages that we set out so clearly in our proposals could be misconstrued to this degree.

The Special Committee states that MID "should refine its financing strategy to further enhance shareholder value by increasing MID's return on equity by increasing MID's financial leverage in a disciplined manner over a reasonable period of time (which the Board currently believes to be five years) to a debt to capitalization ratio in respect of the Real Estate business of 35% through a combination of capital expenditures on real estate and other opportunities consistent with MID's business strategy and the return of capital to shareholders." By converting to a REIT, these objectives can be reached immediately rather than waiting for a five-year period as the Special Committee is proposing.

MID's financial analysis supporting their claims is also flawed. MID has disingenuously changed its universe of publicly traded real estate comparables since its November 2003 investor presentation. Of the five companies that are listed as comparables as of November 27, 2003, not one appears in the table disclosed on page 14 of the recent Investor Presentation. In fact, the comparables that are cited in the November 2003 presentation trade at a significant premium (based on 2005E FFO multiples) to the 11.0x multiple that MID asserts.

Furthermore, although MID included in its analysis the five comparable U.S. based triple-net lease REITs that we highlighted to them in our meeting on February 17 (and included two additional U.S. REITs), they have chosen to also include two Canadian REITs that are not focused on triple net leases and do not exhibit the same tenant credit quality similarities as the comparable companies that we selected. These Canadian "comparables" trade at a discount to MID.

By revising its comparables MID achieves a valuation more in line with its arguments. This kind of adjustment is inappropriate.

MID's real reason for opposing the REIT structure is that it is plainly unwilling to satisfy continuing shareholder expectations by becoming a pure real estate company. We believe that the Board of Directors should be directed to have proper regard for those expectations.

         MID DIRECTORS' RESPONSIBILITIES IN RESPONSE TO A FAVORABLE VOTE

The MID Meeting Circular indicates that Mr. Stronach proposes to vote against the Greenlight resolutions. Mr. Stronach's role in relation to MID and MEC is unique. He is a director and chairman of both companies. His passion for MEC which he described in the MEC 2004 Annual Report as "a labour of love" is also unique. His voting power of 76% is strikingly disproportionate to his equity stake in MID of under 1%. His voting power is overwhelming. His economic stake is trivial. He is in a position to elect or remove any group of directors in MID or MEC. As discussed below under "BACKGROUND TO THE GREENLIGHT RESOLUTIONS", he advised Greenlight representatives on October 13, 2004, that he would use that power to remove any board of directors that threatened his control of MEC.

Despite Mr. Stronach's preferences, Class A Shareholders are protected under Canadian corporate law where, in effect, the business of a corporation is carried on in a manner that unfairly disregards the interests of a shareholder. Greenlight and other public shareholders expected when they invested that MID would maintain its core real estate business distinct from MEC and that the core business would be allowed to expand and grow. Statements made by MID and MID management have led Greenlight and other investors to expect that MID will remain in the real estate business and not use its cash resources to subsidize MEC.

Mr. Stronach and the Special Committee have been engaged for a period of over twelve months in considering transactions between MID and MEC. There has been a consistent pattern of the Special Committee proposing and proceeding with transactions that bring MID and MEC closer.

However, such transactions have been consistently opposed by MID Shareholders. Though the Proposed Privatization was withdrawn and created the expectation that the Board of Directors would not disregard the interests of Class A Shareholders, the Project Financings and stated rationale in December 2004 demonstrated an intention on the part of the Special Committee to pursue Mr. Stronach's agenda alone. The Greenlight proposals are an attempt by Greenlight to convey clearly to the Board of Directors that public pronouncements that have been made by or on behalf of MID by its management have not been lived up to and carry legal consequences. These pronouncements have created expectations among public shareholders which cannot be disregarded.

Greenlight does not consider the Special Committee to be independent given Mr. Stronach's power and avowed willingness to replace them and given their handling of their mandate. Their pattern of compliant behaviour before their mandate was expanded to encompass consideration of the Greenlight Resolutions and their consistent pattern of ascribing disproportionate importance to the investment in MEC as compared to MID's core business cast further doubt on their independence. Whether or not the Special Committee has acted in good faith, its members are pursuing either Mr. Stronach's agenda or MEC's agenda at the expense of MID's best interests. Their analysis of the Greenlight proposals is seriously flawed in many respects as explained above, further undermining their credibility and claim to "independence".

Greenlight considers that if the business of MID is conducted as recommended by the Board of Directors, Greenlight's interests and those of the other Class A Shareholders will have been unfairly disregarded.

Greenlight will not pursue a judicial remedy without first allowing the Board of Directors to reconsider its position after the Class A Shares represented at the Meeting have voted on the Greenlight Resolutions. The Board of Directors cannot ignore the views of the Class A Shareholders simply because Mr. Stronach is prepared to use his voting power to frustrate the reasonable expectations of those shareholders, who own most of MID's equity. Greenlight believes that there is a legal duty on the Board of Directors to balance the interests of the controlling shareholder and the equity owners so as to result in a better corporation and not to continue to disregard unfairly Class A Shareholder interests.

                    BACKGROUND TO THE GREENLIGHT RESOLUTIONS

Like other MID investors, Greenlight initially invested in MID because MID had positioned itself as a low-risk, high value-added, steady cash-flow real estate business focusing on stable industrial and commercial properties. The events of the last nine months have put on public display a consistent inclination on the part of the Board of Directors to accommodate and pursue an agenda for MID and MEC which is supported by Mr. Stronach but at odds with the expectations of holders of Class A Shares. This period in MID's history has been marked both by an apparent indifference to corporate governance and by an unusual level of turnover and apparent dissension at both the Board of Directors and within MID management.

On July 13, 2004, MID announced its intention to make an offer to purchase all the outstanding shares of Class A Subordinate Voting Stock of MEC not already owned by MID for consideration consisting primarily of MID Class A Shares and, if the offer were completed, to effect a merger between MEC and a wholly-owned subsidiary of MID (the "Proposed Privatization"). Greenlight, along with several other MID Shareholders, reacted negatively to the transaction, which, against MID Shareholder expectations and without shareholder consent, would have transformed MID into a different high-risk business pursuing opportunities in the racing and gaming industry.

MID's management did not take the views of its shareholders seriously. MID appeared prepared to proceed with the Proposed Privatization without the support of its public shareholders. It was not until we filed a complaint with the Ontario Securities Commission ("OSC") in August 2004 that MID's Special Committee recognized the need to re-examine the supposed merits of the

Proposed Privatization. Our complaint to the OSC was based on several significant defects in the Proposed Privatization transaction. Firstly, we were concerned that the transactions were designed to circumvent Rule 61-501, which regulates related-party transactions. By structuring the transaction so that MID would purchase Chairman Frank Stronach's MEC stock held through Fair Enterprise Limited, MID was attempting to avoid a shareholder vote. In addition, we also noted that Mr. Stronach was receiving a benefit not available to other shareholders of MID through the downside protection that he was granted. Finally, we asserted that MID management was unable to offer coherent rationale for the transactions, as they suggested that the Proposed Privatization would somehow help to remove the discount applied to MID's investment in MEC. We argued that management had an obligation to dedicate cash flows to projects with the greatest risk-adjusted return to MID Shareholders, and that MID's discount had only increased as market participants voiced their increasing displeasure with the inadequate rationale for the transactions.

Practically the entire senior management team of MID resigned shortly after we sent our letter. Mr. Brian Tobin, Chief Executive Officer, Mr. Edward Hannah, Executive Vice-President, Secretary and General Counsel and Mr. Andrew Blair, Executive Vice-President and Chief Operating Officer, all resigned between August 20 and September 30, in return for recently revealed "retiring allowances" totalling over $3 million. While substantial corporate funds were paid to these former executives, no credible explanation has ever been provided to shareholders for their departures. We believe that the Board acted in an irresponsible manner by providing generous retirement packages to executives who voluntarily left MID.

On August 30, the Honourable M. Douglas Young, P.C. joined the MID Board, was appointed as its Lead Director and became Chairman of the Special Committee. On the same day, John Simonetti was promoted to become Chief Executive Officer. The unusually high turnover among the Board of Directors and management teams at MID and MEC is alarming and conveys an impression of instability caused by internal dissension about the direction that MID is pursuing. Furthermore, the majority of directors (five of nine) of MID have been in office less the last nine months.

On September 16, MID announced that it would not proceed with the Proposed Privatization. MID also announced that the Special Committee was continuing to review MID's relationship with MEC and might consider other potential transactions with MEC that were in the best interest of MID. The abandonment of the Proposed Privatization gave MID a fresh opportunity to consider alternatives to create shareholder value. We contacted Mr. Young on September 17 to express our intention and willingness to engage in constructive dialogue to identify value-creating alternatives for MID. Instead of opening a channel to the Special Committee, he advised us to "speak to the Chairman", Mr. Stronach.

On October 13, we and our financial advisors, Lazard LLC ("Lazard"), met with Mr. Stronach and Mr. Dennis Mills (recently appointed Executive Vice Chairman of MEC and Director of MID) at Magna's headquarters to discuss a detailed proposal to separate MEC from MID, convert a free-standing MID into a REIT and eliminate the dual-class voting structure of MID. We were surprised (and remain surprised despite MID's recent explanation that he was hosting a luncheon) that, although Mr. Simonetti was present in the room used for our meeting, Mr. Stronach did not invite him to join the discussion. If our dialogue (scheduled weeks in advance) was to involve management rather than the Special Committee, then as CEO, Mr. Simonetti should have been present for a meeting concerning strategic alternatives for MID. We were left with the impression that Mr. Stronach's views would be the controlling ones.

Mr. Stronach raised specific objections to our proposal at the meeting; in particular, he refused to consider any alteration to the dual-class voting structure or any transaction that would remove him from control of both entities. When we pointed out that Mr. Stronach does not have direct control over MEC but only controls it indirectly through MID, Mr. Stronach responded that it did not matter, as he controlled MID. When we discussed with him a scenario in which he could lose control of MEC if MID's Board determined that it was in the best interest of MID Shareholders to separate MEC from MID, he responded that this would not happen because, "I would call a shareholder meeting and elect another Board." We were taken aback at his attitude to the directors and the interests of his fellow shareholders.

Mr. Mills also insisted that any transaction should not limit the "entrepreneurial spirit" of the company and requested additional information about the REIT concept. We promptly addressed Mr. Mills' information request and provided him with a modified proposal designed to respond to the objections raised at the October 13 meeting. The modified proposal assumed continuing voting control by Mr. Stronach over MID, in light of his insistence on the point, and proposed a method by which Mr. Stronach could gain direct control over MEC. Greenlight continues to believe that the elimination of the dual-class voting structure is desirable to maximize shareholder value, but wanted to reach a workable compromise. We also provided Mr. Mills with follow-up information in support of the REIT conversion aspect of our proposal, including evidence of access to capital for internal or external growth opportunities and business development. We believe that this information addressed his concerns about limiting management "ingenuity" under these structures.

After waiting for three weeks for a reaction to our proposal, we were able to arrange a phone call with Mr. Mills and Mr. Tom Hodgson (then a Director of MID and currently MEC's Chief Executive) on November 11. We were surprised to learn that they had not yet begun to analyze our proposal. They indicated that they would do so promptly and asked that we speak again in 10 to 14 days.

Beginning on November 29 (18 days later), we made repeated attempts to arrange a follow-up call with Messrs. Mills and Hodgson. After several delays relating to Mr. Mills' travel schedule, he indicated that he wished to meet us in person. Following two more delays and subsequent cancellations of this meeting by Mr. Mills, we finally spoke with him by phone on December 16, at which time he advised us that, following a "thorough analysis", our proposal "had fallen by the wayside." As described in our letter of January 18 to the MID Board, Mr. Mills' "thorough analysis" consisted exclusively of general background material and news clippings on the subject of income trusts compiled by a parliamentary librarian in Ottawa. As we have explained previously, much of the material provided by Mr. Mills addressed whether Canada, as a matter of public policy, should foster income trust structures, and, in many cases reinforced our prior suggestions that Canadian markets are willing to reward assets in REITs with higher valuations for the same assets than when held by a corporation due to tax efficiency and attractive current yields provided by REITs. We were astonished that a public company that regularly calls upon financial advisors for assistance would seek information in this fashion and that none of the material provided to us to explain MID's analysis dealt at all with the specifics of our proposal.

When we were finally able to get Mr. Mills on the phone again on January 11 to follow up, he stated that the materials he forwarded demonstrated that a REIT structure would inhibit the "ingenuity" of the company. He seemed to express satisfaction that our modified proposal had now been considered and dismissed. We advised Mr. Mills that we did not see where his comments were supported in the materials. Mr. Mills did not have an answer and suggested that we have a follow up phone call with Messrs. Mills, Hodgson and Simonetti on January 13. We called Mr. Mills on January 13 but he was unavailable.

Mr. Simonetti returned our call and we spoke on January 17. We asked Mr. Simonetti for his feedback, as CEO of MID, on our proposal. Surprisingly, Mr. Simonetti told us that while he had reviewed the contents of our October 13 presentation, he was unaware of our historical dialogue with Mr. Mills and was not "up the curve" on our proposal, and had no feedback for us. Mr. Simonetti informed us that no one at MID had even shared with him the materials we had provided Mr. Mills as a follow-up to our October 13 meeting. Mr. Simonetti's comments throughout the conversation made it abundantly clear to us that, contrary to representations from Mr. Mills (but consistent with his behavior), MID had not taken appropriate measures to analyze our proposal. As Mr. Simonetti was unwilling or unable to communicate with Mr. Mills to get up to speed promptly, he invited us to send the materials directly to him and begin the whole process a new. We concluded that this would be as fruitless as all of our prior attempts to engage MID management in constructive solution-oriented discussions.

Given the consistent track-record of unresponsiveness demonstrated by members of MID's Board and management team in response to our repeated attempts to engage in dialogue, we are astonished that MID now suggests in the MID Meeting Circular that we should have waited to hear back from Mr. Simonetti. If MID had been serious about evaluating our proposals and wanted Mr. Simonetti's input, there was plenty of time for Mr. Mills to brief Mr. Simonetti. That Mr. Mills was not available to participate in our call with Mr. Simonetti, when Mr. Mills himself suggested that a joint conference call should occur, led us to conclude that there was no genuine interest in our views. Following our final communication with Mr. Simonetti, we determined that the quality of the response we had received to our proposals had fallen well below the reasonable expectations of a shareholder. By January 18, we felt compelled to deliver a letter to MID requesting that the Board requisition a shareholder meeting to vote on our proposals ("Requisition"), See Schedule "A".

On February 7, 2005, MID issued a press release announcing that it had called an annual and special meeting of shareholders to be held on May 4 and that, in addition to customary annual meeting matters, the matters described in the Requisition would also be put to MID Shareholders for a vote. MID further announced that the proposals were being considered by the Special Committee of independent directors of MID (comprised since January 31, 2005 of Messrs. Young (Chairman), Fricke and Jakszus) and that the recommendations of the Special Committee and the Board with respect to the proposals would be set out in the MID Meeting Circular to be mailed to MID Shareholders in advance of the Meeting.

Representatives from our financial and legal advisors (Lazard and McCarthy Tetrault LLP) met with representatives of the Special Committee's financial and legal advisors (CIBC World Markets Inc. and Goodmans LLP) on February 17 to ensure that they clearly understood our proposals and in hopes of promoting a constructive exchange of ideas. Representatives of MID's financial and legal advisors (BMO Nesbitt Burns, Davies Ward Phillips & Vineberg LLP and Stikeman Elliot LLP) were also present at that meeting. Though Greenlight had asked to be present at the meeting and wanted to meet with members of the Special Committee, legal counsel to the Special Committee responded that the Special Committee preferred to minimize any contact beyond the advisors.

At the February 17 meeting, our advisors presented supporting materials, clearly explaining our proposals and communicated our willingness to entertain other value-creating alternatives. Our materials also illustrated the magnitude of the value-creation potential of our two suggestions. The advisors to the Special Committee refused to provide any detail as to the nature of the process that they would carry out in evaluating our proposals, nor did they appear to be interested in engaging us or our advisors in continuing discussions. Further attempts by Greenlight through its advisors to engage the Special Committee and its advisors in dialogue during March were also rejected by the Special Committee's legal counsel.

At the February 17 meeting, Greenlight's advisors responded to questions and objections raised by the advisors to the Special Committee and MID management with respect to our proposals. In particular, Greenlight's legal advisors pointed out that conversion to a REIT structure would not impose any geographic limitations on MID's current shareholder profile. Our advisors also expressed a willingness to modify the proposals if they could be improved. In light of the Special Committee's efforts to dispute our analysis in the Investor Presentation without even the courtesy of meeting with us, we believe that the Special Committee's sole purpose in sponsoring a meeting among advisors was to find opportunities to "nit pick" at our analysis. We don't believe our proposals have received serious consideration.


                 INFORMATION CONCERNING GREENLIGHT CAPITAL, INC.

Greenlight Capital, Inc., a Delaware corporation, is a New York-based investment management firm founded in 1996, with its principal office at 140 E. 45th Street, Floor 24, New York, NY 10017, which manages value-oriented private investment funds specializing in publicly-traded securities. Greenlight is a long-term investor seeking high absolute rates of return while minimizing the risk of capital loss. Together with its affiliates, Greenlight manages in excess of $3,000,000,000 in assets and, together with its associates, beneficially owns 4,730,000 shares of MID Class A stock, representing approximately 9.9% of the outstanding shares of MID Class A stock and 9.8% of all MID's outstanding shares.

The discussion under "Background to the Greenlight Resolutions" above describes how Greenlight became involved in this solicitation. In connection with this solicitation Greenlight and its representatives have had communications with MID and its representatives, and have issued statements to the public. As part of its efforts to solicit proxies, Greenlight may issue further public statements and may communicate directly with MID Shareholders and other interested parties.

Details of the interest of Greenlight in the securities of MID

During the preceding two years, Greenlight and its associates made the following purchases of MID Class A Shares:



     Date                       Shares                Avg. Price
     ---------                ---------               ----------
     20-Aug-03                  261,000                $18.7606
     21-Aug-03                  317,100                $19.6502
     22-Aug-03                  292,200                $20.0249
     25-Aug-03                   80,000                $19.8560
     26-Aug-03                  705,500                $19.4802
     27-Aug-03                  345,000                $19.5983
     28-Aug-03                  113,300                $19.7582
     29-Aug-03                  460,700                $19.8393
     02-Sep-03                   50,000                $18.7992
     03-Sep-03                  456,000                $19.9304
     04-Sep-03                  510,300                $20.1985
     05-Sep-03                  793,400                $20.1696
     08-Sep-03                  315,500                $20.1912
     10-Sep-03                   30,000                $22.4760
                              ---------                --------
     Grand Total              4,730,000                $19.8379
                              =========                ========

These Class A Shares are beneficially owned as follows:


     Greenlight Capital, L.P.                                          604,500
     Greenlight Capital Qualified, L.P.                              1,773,000
     Greenlight Capital Offshore, Ltd.                               2,322,500
     Greenlight Masters, LP                                              2,900
     Greenlight Masters Qualified, LP                                   10,700
     Greenlight Masters Offshore, Ltd.                                  16,400

The address for all of the Greenlight funds identified in the table above is 140 East 45 Street, Floor 24, New York, NY.

To Greenlight's knowledge, none of Greenlight or its officers or directors, or their respective associates or affiliates,

     o has had a material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or will materially affect MID or any of its affiliates;

     o has any contract, arrangement or understanding with another person with respect to future employment by MID or any of its affiliates, or future transactions to which MID or any of its affiliates will or may be a party; or

     o has any material interest in any matter to be acted upon at the Meeting.

Previous activities as a dissident

In June 2003, Greenlight solicited proxies from shareholders of Mercer International, Inc. ("Mercer") with a view to electing two nominees of Greenlight to the board of trustees of Mercer. At the time, Greenlight was Mercer's largest beneficial shareholder, owning 14.9% of Mercer's outstanding shares. Greenlight withdrew its solicitation in August 2003 when Mercer agreed to nominate one of Greenlight's nominees and an independent candidate proposed by three of Mercer's other largest shareholders.


Directors and Officers of Greenlight

Greenlight's directors or officers are only involved in this solicitation in their official capacities.

Details regarding the identity and background of the directors and officers of Greenlight are set out in Schedule B to this Dissident Circular.


                       INFORMATION ON MI DEVELOPMENTS INC.

MID is established under the Business Corporations Act (Ontario). Its principal executive office is located at 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9, telephone number (905) 726-7192.


OUTSTANDING MID SHARES AND PRINCIPAL HOLDERS

Based on the MID Meeting Circular dated April 4, 2005, which is available at www.sedar.com, there were 47,712,083 MID Class A Shares and 548,238 MID Class B Shares outstanding as of March 16, 2005. Each issued MID Class A Share carries the right to one vote at the Meeting, and each issued MID Class B Share carries the right to 500 votes at the Meeting.

Information regarding the beneficial ownership, control or direction over securities of MID is not within the knowledge of Greenlight. Please refer to the MID Meeting Circular for this information.


EXECUTIVE COMPENSATION, INDEBTEDNESS, MANAGEMENT CONTRACTS AND EQUITY COMPENSATION PLANS

Information regarding the compensation of executives of MID, the indebtedness of MID's directors and officers or their respective associates and about management contracts that may be in place at MID and securities authorized for issuance under MID equity compensation plans is not within the knowledge of Greenlight. Please refer to the MID Meeting Circular for this information.


INTERESTS IN MATERIAL TRANSACTIONS

Information regarding any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the Meeting of any nominee for election as a director of MID or any such nominee's associates or affiliates is not within the knowledge of Greenlight. Information regarding any material interest, direct or indirect, of any director or officer of MID or its subsidiaries, or of any holder of 10% of outstanding
MID Shares or any of such holder's directors or officers is not within the knowledge of Greenlight. Please refer to the MID Meeting Circular for this information.


PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Information concerning particulars of all matters to be acted upon at the Meeting is as identified in the MID Meeting Circular.


AUDITOR

The auditor of MID is Ernst & Young LLP, Chartered Accountants, Ernst & Young Tower, 222 Bay Street, Toronto, Ontario, Canada M5K 1J7.


                            GENERAL PROXY INFORMATION

APPOINTMENT AND REVOCATION OF PROXIES

     REGISTERED HOLDERS

The persons named in the accompanying GREEN form(s) of proxy are officers of Greenlight. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER OF MID) AS NOMINEE TO ATTEND AND ACT FOR AND ON SUCH SHAREHOLDER'S BEHALF AT THE MEETING OTHER THAN THE NOMINEES NAMED IN THE ACCOMPANYING GREEN FORM(S) OF PROXY. This right may be exercised by inserting in the blank space the name of the person the shareholder wishes to appoint as proxyholder, or by completing, signing and submitting another proper form of proxy naming such person as proxyholder.

Shareholders desiring to be represented at the Meeting by proxy must deposit their forms of proxy at one of the following locations:

     (a) the offices of Computershare Investor Services Inc., MID's registrar and transfer agent (the "transfer agent") at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, addressed to the Proxy Department; or

     (b) the principal executive offices of MID at 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9, addressed to the Secretary,

by 5:00 p.m. (Toronto time) on May 2, 2005 or on the second business day preceding the day of any adjournment(s) or postponement(s) of the Meeting, at which the proxy is to be used. A revocation of proxy may also be deposited with the chair of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof. If a shareholder who has completed a proxy attends the Meeting in person, any votes cast by such shareholder on a poll will be counted and the proxy will be disregarded.

GREENLIGHT REQUESTS THAT YOU RETURN YOUR GREEN PROXY TO OUR PROXY SOLICITOR, D.F. KING & Co., INC., BY MAY 2, 2005 in order to be deposited with MID's registrar and transfer agent in time to be used at the Meeting.

IN ORDER TO ENSURE TIMELY RECEIPT, GREENLIGHT RECOMMENDS THAT ALL MID SHAREHOLDERS WHO WISH TO "VOTE FOR" THE GREENLIGHT RESOLUTIONS DELIVER THEIR GREEN PROXIES VIA FAX FOLLOWED BY MAIL DELIVERY.

Please sign and date the enclosed GREEN form(s) of proxy and return it today (i) by fax (at the number specified below) and then (ii) by mail to the address specified in the enclosed envelope or by delivery to:

                              D.F. King & Co., Inc.
                                 48 Wall Street
                                   22nd Floor
                            New York, New York 10005
                               Attention: Tom Long

                             FAX NO. (212) 809-8839


     NON-REGISTERED HOLDERS

Only registered holders and persons appointed as proxyholders are permitted to attend and vote at the Meeting. However, in many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

     (a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of registered plans; or

     (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited and, in the United States, The Depository Trust Company) of which the intermediary is a participant.

This Dissident Circular and the accompanying GREEN form(s) of proxy or voting information form ("VIF") (collectively, the "meeting materials") are being sent to both registered and non-registered owners of Class A Shares and Class B Shares. In accordance with National Instrument 54-101 -- Communication with Beneficial Owners of Securities of Reporting Issuers, Greenlight is delivering the meeting materials directly to those of MID's Non-Registered Holders who do not object to ownership information about them being disclosed to MID (called "NOBOs" for Non-Objecting Beneficial Owners).

If you are a Non-Registered Holder, and Greenlight or its proxy solicitor has sent these materials directly to you, your name and address and information about your holdings of Class A Shares and/or Class B Shares have been obtained in accordance with applicable securities legislation from MID and the intermediary holding such shares on your behalf. By choosing to send the meeting materials to you directly, Greenlight has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, NOBOs can expect to receive a GREEN VIF from Greenlight or our proxy solicitor. These GREEN VIFs are to be completed and returned by the designated time to D.F. King & Co., Inc. in the envelope provided or by facsimile. The transfer agent will tabulate the results of the GREEN VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the GREEN VIFs that the transfer agent receives.

If you are a Non-Registered Holder and have not received the meeting materials directly from Greenlight, you should follow the instructions received from the intermediary through which your shares are held. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders will either:

     (c) be given a VIF, which must be completed and signed by the Non-Registered Holder in accordance with the directions set out on the VIF (which may, in some cases, allow for voting by telephone or Internet); or

     (d) less typically, be given a proxy that has already been signed by the intermediary (usually by way of a facsimile, stamped signature), that is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but that is otherwise not fully completed. In this case, the Non-Registered Holder who wishes to submit the proxy should otherwise properly complete and deposit it with Computershare Investor Services Inc., as described above. This proxy need not be signed by the Non-Registered Holder.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders that wish to vote in person at the Meeting must insert their name in the space provided on the GREEN form(s) of proxy or VIF, and adhere to the signing and return instructions provided on the form.


     REVOCATION

A registered shareholder and a Non-Registered Holder who has received the meeting materials directly from Greenlight may revoke a VIF or proxy that has already been deposited by:

     (e) completing and signing a GREEN proxy or a VIF bearing a later date and depositing it with MID or Computershare Investor Services Inc. as described under " -- Registered Holders" above;

     (f) depositing an instrument in writing executed by the holder or by the holder's attorney authorized in writing: (i) at MID's registered office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) of the Meeting, at which the proxy is to be used, or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment(s) or postponement(s) of the Meeting; or

     (g)  in any other manner permitted by law.

A Non-Registered Holder who has not received the meeting materials directly from Greenlight may revoke a VIF or proxy that has been given to an intermediary at any time by written notice to the intermediary or to the service company that the intermediary uses, except that the intermediary is not required to act on a revocation of a VIF or proxy that is not received by such intermediary at least seven days prior to the Meeting.


VOTING OF PROXIES

THE SHARES REPRESENTED BY ANY VALID PROXY IN FAVOUR OF THE GREENLIGHT REPRESENTATIVES NAMED IN THE ACCOMPANYING GREEN FORM(S) OF PROXY WILL BE VOTED FOR OR AGAINST OR WITHHELD FROM VOTING ON THE ELECTION OF DIRECTORS, THE RE-APPOINTMENT OF THE AUDITOR, BASED ON THE RECOMMENDATION OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS, THE AUTHORIZATION OF THE AUDIT COMMITTEE OF THE BOARD TO FIX THE REMUNERATION OF THE AUDITOR, AND THE PROPOSED RESOLUTIONS ATTACHED AS SCHEDULE "A" TO THIS DISSIDENT CIRCULAR, IN ACCORDANCE WITH ANY SPECIFIC INSTRUCTIONS MADE BY A SHAREHOLDER ON THE GREEN FORM(S) OF PROXY. IN THE ABSENCE OF ANY SUCH SPECIFIC INSTRUCTIONS, SUCH SHARES WILL BE VOTED BY THE DESIGNATED GREENLIGHT REPRESENTATIVES FOR THE RE-APPOINTMENT OF ERNST & Young LLP AS AUDITOR AND THE AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX THE AUDITOR'S REMUNERATION, FOR THE PROPOSED RESOLUTIONS ATTACHED AS SCHEDULE "A" TO THIS DISSIDENT CIRCULAR, AND WITHHELD FROM VOTING ON THE ELECTION OF DIRECTORS.

The accompanying GREEN form(s) of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the notice of the Meeting and with respect to such other business or matters which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. As of the date of this Dissident Circular, Greenlight is not aware of any such amendments or variations or any other matters to be addressed at the Meeting.


SOLICITATION OF PROXIES

THIS SOLICITATION OF PROXIES IS BEING MADE BY OR ON BEHALF OF GREENLIGHT AND NOT BY OR ON BEHALF OF THE CURRENT MANAGEMENT OF MID. Proxies may be solicited by or on behalf of Greenlight by mail or other method of delivery of solicitation materials, e-mail, telephone, telecopier or other electronic means and in person.

Solicitations made by Greenlight may be made by directors and officers or regular employees of Greenlight, none of whom will receive additional compensation for such solicitation. Greenlight may request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all of the solicitation materials sent to them by Greenlight to the beneficial owners of the MID Shares they hold as registered owner. Greenlight will reimburse them for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.

Greenlight has engaged the services of D.F. King & Co., Inc. to assist it in the solicitation of proxies. D.F. King & Co., Inc. will receive a fee from Greenlight of up to $30,000 plus customary out-of-pocket expenses in connection with the services rendered for and on behalf of Greenlight and will be reimbursed by Greenlight for certain out-of-pocket expenses incurred by it.

The costs incurred in the preparation and distribution of the Dissident Circular and the solicitation of proxies will be borne by Greenlight. If the solicitation of proxies is successful, Greenlight will request that MID reimburse it for such costs.

No person is authorized to make any representations on behalf of Greenlight other than those contained in this Dissident Circular and, if any such information or representations are given or made, such representations must not be relied upon as having been authorized to be given or made.


                      SOURCE OF INFORMATION CONCERNING MID

The information concerning MID contained in this Dissident Circular has been taken from or is based upon publicly available documents or records (including the MID Meeting Circular) on file with Canadian securities regulatory authorities and which are available at www.sedar.com and the SEC at www.sec.gov. Although Greenlight has no knowledge that would indicate that any statements contained herein which are taken from or based upon such documents and records or other public sources are untrue or incomplete, Greenlight does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records and public sources, or for any failure by MID to disclose publicly events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to Greenlight.


________________________________________________________________________________

                TIME IS SHORT. PLEASE VOTE YOUR GREEN PROXY TODAY
                      FOR THE MEC SEPARATION RESOLUTION AND
                       FOR THE REIT CONVERSION RESOLUTION

             If you have any questions or need assistance in voting
            your shares, please call the firm assisting Greenlight in
                          the solicitation of proxies:

                              D.F. King & Co., Inc.
                     Banks and Brokers call: 1-212-269-5550
                    All others call toll free: 1-888-644-6071
________________________________________________________________________________

                                   CERTIFICATE

Unless otherwise indicated, the information in this Dissident Circular is given as of April 14, 2005. This Dissident Circular complies with the regulations made under the Business Corporations Act (Ontario). A copy of this Dissident Circular has been sent to MID, each member of the Board of Directors of MID, each MID Shareholder entitled to notice of the Meeting and the auditor of MID. The contents and the sending of this Dissident Circular have been approved by the board of directors of Greenlight Capital, Inc.

April 14, 2005                       GREENLIGHT CAPITAL, INC.


                                     By: /s/ David Einhorn
                                         ---------------------------------------
                                         David Einhorn
                                         President

                                   SCHEDULE A
                             GREENLIGHT RESOLUTIONS

WHEREAS MI Developments Inc. ("MID") has a substantial interest in Magna Entertainment Corp. ("MEC");

AND WHEREAS MID has been considering various options for its investment in MEC;

AND WHEREAS the businesses conducted by MID and MEC are distinct and separable;

AND WHEREAS it is desirable to separate MEC from MID so that MID will be valued appropriately in the market as a real estate business;

AND WHEREAS in a press release dated September 16, 2004 MID's Special Committee of Independent Directors announced the withdrawal of an offer for securities of MEC and a continuing review of the relationship between MEC and MID and referred to the possibility of future "potential transactions with MEC which are in the best interests of MID and all of its shareholders";

AND WHEREAS MID has received a proposal for a potential transaction that would effect a restructuring of MID that is likely to enhance the value of the investment by public shareholders in MID, including converting MID into an income-oriented real estate investment vehicle, such as a real estate investment trust ("REIT");

AND WHEREAS the public shareholders of MID consider that the foregoing proposal should be implemented by the Board of Directors;

NOW THEREFORE THE SHAREHOLDERS RESOLVE AS FOLLOWS:


1.   SPIN-OFF OR SALE OF MID'S INTEREST IN MEC

The directors of MID be, and are hereby, directed to consider the alternatives identified below by which MID may dispose of its interest in MEC, with a view to determining the most appropriate alternative for eliminating the market value discount resulting from holding shares of MEC, and are directed to implement the same;

(a) A distribution by MID of its entire equity interest in MEC (which consists of 58,466,056 Class B shares and 4,362,328 Class A shares as of September 21, 2004) on a pro rata basis to MID shareholders through a return of capital or share exchange, taxable at the MID corporate level; or

(b) A private market sale by MID of its equity interest in MEC through a process of soliciting interest from strategic and financial buyers and conducting an auction to solicit formal bids, and a distribution of the proceeds on a pro rata basis to MID shareholders through a return of capital or share exchange.


2.   CONVERSION OF MID TO A REIT

The directors of MID be, and are hereby, directed to consider and, if deemed feasible, select the most appropriate method to convert MID to an income-oriented real estate investment vehicle (including a trust or an income participating security ("IPS") structure), having regard to the following factors:

     (a)  MID's cash flow generation profile,

     (b)  MID's operational jurisdictions,

     (c)  MID's tax attributes, and

     (d) recent precedents suggesting that trust assets can likely be structured so that the trust qualifies as a REIT irrespective of the composition of its unitholders.

                                   SCHEDULE B
           INFORMATION REGARDING DIRECTORS AND OFFICERS OF GREENLIGHT

Officer/Director             Five-year employment history                        Dissident activities
-------------------------    ------------------------------------------------    ----------------------------------
David Einhorn                Mr. Einhorn is principally employed as the          Mr. Einhorn has not engaged in any
Director                     President of Greenlight, a position he has          dissident activities within the
140 East 45 Street,          held continuously from January 1996 until           preceding ten years except with
Floor 24, New York,          present.                                            respect to dissident activities by
NY                                                                               Greenlight, as described in this
                                                                                 Dissident Circular.

Daniel Roitman               Mr. Roitman is principally employed as the          Mr. Roitman has not engaged in any
Director                     Chief Operating Officer of Greenlight, a            dissident activities within the
140 East 45 Street,          position he has held continuously from              preceding ten years except with
Floor 24, New York,          January 2003 until present. Mr. Roitman was         respect to dissident activities by
NY                           employed by Goldman Sachs & Co., 85 Broad           Greenlight, as described in this
                             Street, New York, NY, as Vice President, from       Dissident Circular.
                             June 1996 until January 2003.

Vinit Sethi                  Mr. Sethi is principally employed as a Vice         Mr. Sethi has not engaged in any
140 East 45 Street,          President of Greenlight, a position he has          dissident activities within the
Floor 24, New York,          held continuously from February 1998 until          preceding ten years except with
NY                           present.                                            respect to dissident activities by
                                                                                 Greenlight, as described in this
                                                                                 Dissident Circular.

Nelson Heumann               Mr. Heumann is principally employed as a Vice       Mr. Heumann has not engaged in any
140 East 45 Street,          President of Greenlight, a position he has          dissident activities within the
Floor 24, New York,          held continuously from March 2000 until             preceding ten years except with
NY                           present.                                            respect to dissident activities by
                                                                                 Greenlight, as described in this
                                                                                 Dissident Circular.

Harry Brandler               Mr. Brandler is principally employed as the         Mr. Brandler has not engaged in any
140 East 45 Street,          Chief Financial Officer of Greenlight, a            dissident activities within the
Floor 24, New York,          position he has held continuously from              preceding ten years except with
NY                           December 2001 until present. Mr. Brandler was       respect to dissident activities by
                             respect to dissident activities by employed by      Greenlight, as described in this
                             Wheatley Partners, 80 Cuttermill Greenlight, as     Dissident Circular.
                             described in this Road, Great Neck, NY, as Chief
                             Financial Dissident Circular. Officer, from
                             November 2000 to December 2001.